SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 23, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips provides update on composition of its Supervisory Board and proposes reappointment of Marnix van Ginneken as member of its Board of Management”, dated February 23, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23th day of February 2021.

KONINKLIJKE PHILIPS N.V.

M.J. van Ginneken
(Chief Legal Officer)

Press information

February 23, 2021

Philips provides update on composition of its Supervisory Board and proposes reappointment of Marnix van Ginneken as member of its Board of Management

  Current Chairman Jeroen van der Veer and Vice-Chairwoman Mrs. Christine Poon to retire from Philips’ Supervisory Board after their third consecutive term, effective upon closing of the 2021 Annual General Meeting of Shareholders
  Mrs. Orit Gadiesh, Philips’ Supervisory Board member since 2014, to step down
  Philips’ Supervisory Board appoints Feike Sijbesma as its Chairman and Paul Stoffels as its Vice-Chairman
  Mrs. Chua Sock Koong and Mrs. Indra Nooyi to be proposed as new members of the Supervisory Board
  Philips Chief Legal Officer Marnix van Ginneken proposed for reappointment as a member of Philips’ Board of Management

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that its Supervisory Board has appointed Feike Sijbesma as the Supervisory Board’s new Chairman, effective upon the closing of Philips’ 2021 Annual General Meeting of Shareholders (AGM) on May 6, 2021. Mr. Sijbesma (Dutch, 1959) has been a member and Vice-Chairman of Philips’ Supervisory Board since 2020, and will succeed the current Chairman Jeroen van der Veer (Dutch, 1947), who will retire. Mr. Van der Veer joined the Supervisory Board in 2009 and has served for three consecutive terms. Since 2011, he has been the Supervisory Board’s Chairman, leading the stewardship and oversight of Philips during a defining phase as the company pivoted to a focused health technology leader.

Furthermore, the Supervisory Board has appointed Paul Stoffels as its new Vice-Chairman. Mr. Stoffels (Belgian, 1962) has been a member of Philips’ Supervisory Board since 2018.

Philips has also announced that it will propose to the AGM the appointment of Mrs. Chua Sock Koong as a new member of the Supervisory Board. The appointment of Mrs. Chua (Singaporean, 1957) is recommended because of her in-depth knowledge of information technology and digitalization. She is the former CEO of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group. During her tenure as Singtel CEO from 2007 till 2020, Mrs. Chua extended the company’s footprint to 21 countries, including Singapore, Australia, India and Indonesia, and led Singtel’s digital transformation. This included the digitalization of its core telecom business and the growth of new digital businesses. Prior to her appointment as CEO of Singtel, Mrs. Chua held various executive leadership positions, including the role of CFO.

As announced last October, Mrs. Indra Nooyi will also be proposed for appointment as a new member of the Philips Supervisory Board at the 2021 AGM. Mrs. Nooyi (American, 1955) is the former Chair and CEO of PepsiCo, a global food and beverages company with operations in over 180 countries. She was the chief architect of PepsiCo’s ‘Performance with Purpose’ pledge, and successfully delivered sustained growth by improving the nutritional value of the company’s products, limiting its environmental footprint, and empowering its associates and the people in the communities it serves.

Upon closing of the 2021 AGM, current Vice-Chairwoman Mrs. Christine Poon will retire from the Supervisory Board following the completion of her third consecutive term. In addition to the retirement of Mr. Van der Veer and Mrs. Poon, Mrs. Orit Gadiesh will step down from Philips’ Supervisory Board, after serving on the Board since 2014.

“I consider it a privilege to have served three terms on the Supervisory Board of Philips, ten years of which as Chairman,” said Jeroen van der Veer, Chairman of the Supervisory Board of Royal Philips. “I will hand over the reins to my successor Feike Sijbesma to lead the Board’s supervisory role as Philips delivers on its purpose of improving people’s health and well-being through meaningful innovation.”

Philips’ Supervisory Board will also propose to the AGM the reappointment of Marnix van Ginneken as a member of the Philips Board of Management. Mr. Van Ginneken is Philips’ Chief Legal Officer, and his reappointment is recommended in view of his broad knowledge of Philips and his extensive international corporate governance expertise, as well as the important role he has played in the Executive Committee since 2014.

“I am very pleased that Marnix remains available as a member of the Board of Management and as Chief Legal Officer,” said Mr. Van der Veer. “Providing valuable contributions on a wide array of subjects he has been instrumental in, among other things, managing Philips’ legal affairs, intellectual property and government affairs, and guiding execution of Philips’ strategic agenda and improvement of the company’s operational excellence.”

“On behalf of the Executive Committee and the Supervisory Board, I would like to express my deep gratitude to Jeroen van der Veer for his invaluable advice and partnership during Philips’ transformation into a health technology leader,” said Frans van Houten, CEO of Royal Philips. “I am also very grateful for the long-term counsel of Christine Poon during this important time, and would like to thank Orit Gadiesh for her much-valued support serving on the board. At the same time, we are pleased that Indra Nooyi and Chua Sock Koong are available to join as new members. As recognized global business leaders with deep expertise in areas ranging from sustainability to digitalization, their experience will be highly valuable as we progress on our journey to lead the transformation of healthcare with integrated solutions. We are also pleased to welcome Feike Sijbesma in his new role as Chairman. I look forward to continuing our mission to grow Philips together, aiming to improve the lives of 2 billion people a year by 2025.”

More information about the 2021 AGM will be published in due course. Additional information about the Board of Management and the Supervisory Board can be found here.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 19.5 billion and employs approximately 82,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.